UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Arkados Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

040725 10 3 (CUSIP Number)

William A. Newman

Barton LLP

420 Lexington Avenue, 18th Floor

New York, NY 10104

(212) 687-6262

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Terrence DeFranco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,383,333(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,383,333
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.70%(2)
14	TYPE OF REPORTING PERSON IN

(1)	This includes 2,775,000 shares which are subject to vested and exercisable options owned by the reporting person.

(2)	Based on 12,131,500 shares of the Issuer’s Common Stock issued and outstanding as of May 13, 2016, together with 2,775,000 shares which are subject to vested and exercisable options owned by the reporting person.

Item 1.	Security and Issuer.

  The security to which this statement relates is common stock, par value $0.0001 per share (the “Common Stock”), of Arkados Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 211 Warren Street, Suite 320, Newark NJ 07103.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of Terrence DeFranco (the “Reporting Person”).

(b) The principal business address for the Reporting Person is 211 Warren Street, Suite 320, Newark NY 07103.

(c) The principal business occupation of the Reporting Person is director and Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is an individual and is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

 On April 22, 2016, the Reporting Person was issued 500,000 shares of Common Stock, options to purchase 500,000 shares of Common Stock at $0.60 per share, options to purchase 300,000 shares of Common Stock at $1.20 per share and options to purchase 300,000 shares of Common stock at $2.00 per share, all of which options were fully vested upon grant.

Previously, on June 8, 2015, the Reporting Person was issued 108,333 shares of fully vested Common Stock and options to purchase 1,000,000 shares of Common Stock at $0.60 per share.

Finally, prior to the June 2015 issuance, on April 8, 2014, the Reporting Person was issued options to purchase 20,250,000 shares of Common Stock at $0.04 per share (the “April 2014 Issuance”).The options issued in the April 2014 Issuance subsequently converted into options to purchase 675,000 shares of Common Stock at $1.20 per share as a result of a 1:30 reverse stock split authorized by unanimous consent of the Board of Directors of the Company on January 23, 2015 and effective as of March 18, 2015 (the “2015 Split”). As a result of the 2015 Split, which was reported in the Quarterly Report in Form 10-Q filed by the Issuer on April 14, 2015, the options granted in the April 2014 issuance became options to purchase 675,000 shares of Common Stock at an exercise price of $1.20 per share.

All of the shares and options to which this statement relates were issued to the Reporting Person as compensation for his services as Chief Executive Officer of the Issuer. Aside from these services, no other consideration was paid in exchange for the subject securities.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated by reference into this Item. The purpose of all the transactions listed in Item 3was to compensate the Reporting Person for services rendered to the Issuer.

The Reporting Person has no current plans that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Any other material change in the Company’s business or corporate structure;
(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

The Reporting Person may, at any time, review or reconsider his position with respect to the Company and formulate plans or proposals with respect to any of the above matters.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 3,383,333 shares of the Common Stock. The aggregate 3,383,333 shares of Common Stock beneficially owned by the Reporting Person constitute approximately 22.70% of the outstanding shares of the Common Stock. The aggregate percentage of shares of the Common Stock reported as owned by the Reporting Person is based on 12,131,500 shares of the Common Stock issued and outstanding on May 13, 2016, plus 2,775,000 shares of Common Stock which the reporting Person may acquire upon the exercise of fully vested share options.

(b) (i) The Reporting Person has sole power to direct the voting and disposition of the shares of Common Stock that are beneficially owned by him and referenced in (a) of this Item.

(ii) The Reporting Person does not share the power to direct the voting and disposition of the shares of Common Stock beneficially owned by him.

(c ) Reference is made to the transactions referred to under Item 3 above in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The Reporting Person has no contracts, arrangements, understandings or relationships with respect to the voting or disposition of the shares of the Common Stock owned by the Reporting Person.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 13, 2016

/s/Terrence DeFranco
Terrence DeFranco

Attention.  Intentional  misstatements  or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).